Exhibit 99.6
Minutes No. 385

In the City of Buenos Aires, on May 27, 2020, at 10:30 am, the members of the Statutory Committee of Central Puerto S.A. (the “Company”), Messrs. César Halladjian, Eduardo Erosa and Juan Nicholson, meet. Mr Haalladjian informs that this meeting is held via videoconference, taking into consideration the dispositions of: 1) the Decree of Necessity and Urgency No. 297/2020 and further regulations by the Argentine Executive Branch, which established the preventive and mandatory social isolation policy adopted within the context of the pandemic declared by the World Health Organization (WHO), the Health Emergency broadened by Decree No. 260/20 and its amendments, and in view of the evolution of the epidemic situation related to the CORONAVIRUS – COVID-19 and 2) the CNV General Resolution No. 830/20, which established that during the period in which the free circulation of people is, in general, prohibited, limited or restricted, issuer entities are able to hold remote meetings. Quorum being present to validly hold the meeting, it commences at 10.30 am in order to discuss the first item in the Agenda for this meeting: 1. CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2020. ISSUANCE OF THE STATUTORY COMMITTEE REPORT. Mr. Halladjian takes the floor and informs that the Statutory Audit Committee has the obligation to issue a report on the Statement of Financial Position, Income Statement, Comprehensive Income Statement, Statement of Changes in Shareholders’ Equity, Statement of Cash Flow, the Notes and Annexes, and Additional Information to the Notes to the Financial Statements - Section 68 of the Rules of Buenos Aires Stock Exchange in force for the period ended March 31, 2020. After a brief exchange of ideas, the members of the Statutory Audit Committee unanimously DECIDE to approve the contents of the Report issued by the Statutory Audit Committee, which is transcribed hereinbelow, and to delegate the task of signing the document to Mr. Cesar Halladjian:

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STATUTORY AUDIT COMMITTEE’S REPORT

To the Shareholders of
CENTRAL PUERTO S.A.

Introduction

1. Pursuant to the regulations set forth in Subsection 5, Section 294 of the Argentine Business Entities Act No. 19950 and its amendments (the “Business Entities Act”) and the Rules set forth by the Buenos Aires Stock Exchange for the ‘Authorization, Suspension, Withdrawal and Cancelation of the listing of Securities’ (BCBA’s Listing Rules), we have examined the separate and consolidated financial statements of CENTRAL PUERTO S.A. and its subsidiaries, which are attached herein and which include: (a) the separate and consolidated statements of financial position as at March 31, 2020, (b) the separate and consolidated income and comprehensive income statement for the three-month period ended March 31, 2020, and the consolidated statement of changes in shareholders’ equity and the separate and consolidated statement of cash flow for the three-month period ended on that date and (c) a summary of the significant accounting policies and other explanatory information. In addition, we have reviewed the corresponding “Additional Information to the Notes to the Financial Statements –Section 12, Chapter III, Title IV of Regulations by the Argentine Securities Commission (N.T. 2013)", which submission is not required by the Argentine Federation of Economic Sciences Professional Councils (Federación Argentina de Consejos Profesionales de Ciencias Económicas – “FACPCE”) as professional accounting regulations and incorporated by the Argentine Securities Commission to its regulations, as approved by the International Accounting Standards Board (“IASB”). The above mentioned documents are the responsibility of the Company’s Board of Directors in the execution of its exclusive duties.

Scope of the work

2. Our work consisted of verifying that the information contained in the mentioned financial statements was consistent with the information about the Company’s decisions which were stated in the Minutes, and that those decisions complied with the law and the Bylaws, both regarding formal and documentary requirements. For the purpose of performing this task, we have considered the independent auditor’s reports by the external auditor Germán E. Cantalupi, member of the firm Pistrelli, Henry Martin y Asociados S.R.L. Such reports, dated May 27, 2020 were issued in compliance with the International Standard on Review Engagement 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (“IAASB”).

We have not performed any management control, and therefore, we have not assessed the criteria and business decisions regarding the administration, financing, commercialization and production, since it is the Board who bears exclusive responsibility for these matters. Therefore, our responsibility is limited to state an assessment regarding those documents and it is not extended to acts, omissions or circumstances that we do not know, or that could not be inferred from the analysis of the information received by this Statutory Audit Committee during the execution of its duties. We consider that our work and the external auditor’s reports are a reasonable ground on which we can base our report.

Conclusion

3. Based on our review and the reports dated May 27, 2020, issued by accountant Germán E. Cantalupi, as member of the firm Pistrelli, Henry Martin y Asociados S.R.L., we found no evidence to conclude that the interim financial statements mentioned in paragraph 1 were not prepared, in all their significant aspects, pursuant to the pertinent regulations established in the Argentine Business Entity Act and the Argentine Securities Commission and the IAS 34.

Report on other legal and regulatory requirements

4.       Pursuant to current regulations, we inform that:

a) The separate and consolidated financial statements indicated in paragraph 1 arise from accounting records carried, in their formal aspects, pursuant to the legal dispositions in force.

b) The separate and consolidated financial statements indicated in paragraph 1 are recorded in the book Inventories and Balances and they comply with the Argentine Business Entities Act and the pertinent resolutions by the Argentine Securities Commission, to the scope of our competence.

c) We have read the “Information Summary for the periods ended March 21, 2020, 2019 and 2018” and the “'Additional Information to the Notes to the Financial Statements –Section 12, Chapter III, Title IV of Regulations (N.T. 2013) by the Argentine Securities Commission”, on which we have no observations to make, to the scope of our competence.

d) It is hereby expressed that the Company has complied with the dispositions by Section 294 of the Argentine Business Entities Act which were considered necessary pursuant to the circumstances, in order to verify the compliance by the Company’s governing bodies with the Argentine Business Entities Act, the Bylaws and the decisions adopted in the Shareholders’ meetings, and there are no observations to be made.

City of Buenos Aires,
Representing the Statutory Audit Committee
May 27, 2020
CÉSAR HALLADJIAN
Statutory Auditor

There being no further business to come before the meeting, the meeting is adjourned at 10:50 am.

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